Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

                       SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     August __, 2005

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September __, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

FIRSTENERGY CORP., ET AL.  (70-[____])
-------------------------

     Notice of Proposed Acquisition of Stock of New Generating Subsidiary, Intercompany Transfer of Nuclear Generating Assets, and Related Financing Proposals

     FirstEnergy Corp. ("FirstEnergy"), a registered holding company, whose principal executive office is at 76 South Main Street, Akron, Ohio 44308, certain of its public-utility subsidiaries, Ohio Edison Company ("Ohio Edison"), Pennsylvania Power Company ("Penn Power"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), and The Toledo Edison Company ("Toledo Edison," and together with Ohio Edison, Penn Power and Cleveland Electric, the "Utility Subsidiaries"), and FirstEnergy Nuclear Generating Corp. ("FE Nuclear"), a newly-incorporated Ohio corporation that will become a public-utility subsidiary of FirstEnergy, have filed an Application/Declaration pursuant to Sections 6(a), 7, 9(a)(1), 10, 12(b), 12(c), 12(d), 12(f) of the Act and Rules 43, 44, 45 and

46 thereunder. FirstEnergy, the Utility Subsidiaries and FE Nuclear are referred to as the "Applicants."

     Ohio Edison engages in the generation, distribution and sale of electric energy to communities in a 7,500 square mile area of central and northeastern Ohio having a population of approximately 2.8 million. Penn Power, a wholly-owned subsidiary of Ohio Edison, furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania having a population of approximately 300,000. Cleveland Electric engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio having a population of approximately 1.9 million. It also has ownership interests in certain generating facilities located in Pennsylvania. Toledo Edison engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio having a population of approximately 800,000. It also has interests in certain generating facilities located in Pennsylvania.

     The Applicants are requesting authorization herein for the transfer of ownership of certain nuclear generating facilities owned by the Utility Subsidiaries to FE Nuclear, and for certain other related transactions. It is stated that the transfer of these generating plants is intended to implement FirstEnergy's Ohio and Pennsylvania corporate separation plan, pursuant to which the generating assets of the Utility Subsidiaries will be transferred to separate companies. FE Nuclear is also requesting authorization for a program of external and intrasystem financing during the period through December 31, 2008 (the "Authorization Period").

1.   Transfer of Nuclear Plants to FE Nuclear.
     -----------------------------------------

     The Utility Subsidiaries own, as tenants in common, interests in the following nuclear generating plants:/1/



----------------------------------------------------------------------------------------
Plant                Location                  MW         Ownership %
----------------------------------------------------------------------------------------
Beaver Valley 1      Shippingport, PA          821        Ohio Edison 35%
                                                          Penn Power 65%
----------------------------------------------------------------------------------------
Beaver Valley 2      Shippingport, PA          831        Ohio Edison 20.22%
                                                          Penn Power 13.74%
                                                          Cleveland Electric 24.47%
                                                          Toledo Edison 1.65%
----------------------------------------------------------------------------------------
Davis-Besse          Oak Harbor, OH            883        Cleveland Electric 51.38%
                                                          Toledo Edison 48.62%
----------------------------------------------------------------------------------------
Perry                North Perry Village       1,260      OES Nuclear 17.42%
                     OH                                   Penn Power 5.245%
                                                          Toledo Edison 19.91%
                                                          Cleveland Electric 44.85%
----------------------------------------------------------------------------------------


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1   It is stated that the Utility Subsidiaries do not propose to transfer their remaining percentage ownership interests in certain of the nuclear facilities that are currently subject to sale and leaseback arrangements with unaffiliated third parties.


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


     The Utility Subsidiaries propose to sell or otherwise transfer their respective ownership interests in the nuclear plants by means of the following transactions to be carried out concurrently:

          Transfer of Nuclear Plants by Penn Power. Initially, pursuant to the terms of a Subscription and Capital Contribution Agreement ("Penn Power Contribution Agreement"), Penn Power will acquire 100 shares of common stock of FE Nuclear in consideration for Penn Power's contribution to FE Nuclear of its undivided interests in the two Beaver Valley units and Beaver Valley common facilities and its undivided interest in the Perry Unit 1, together with associated decommissioning funds. In connection with such contribution, FE Nuclear will assume Penn Power's obligations in respect of $64 million aggregate principal amount of pollution control revenue bonds ("PCRBs") and certain other liabilities associated with the transferred units. The parties to the Penn Power Contribution Agreement have agreed that the value of the contributed assets will be the net book value thereof as of the end of the fiscal quarter immediately preceding the closing. Simultaneously, Penn Power will receive from FE Nuclear a promissory note ("FE Nuclear Note") in respect of the book value of certain related assets, including construction work in progress, nuclear fuel, inventories and spare parts and accounts receivable, determined as of the end of the quarter immediately preceding the closing. The FE Nuclear Note will bear interest at a rate equal to Penn Power's weighted average cost of long-term debt, will mature 20 years after its date of issuance, and will be prepayable at any time, in whole or in part, by FE Nuclear.

     Following the contribution to FE Nuclear, Penn Power will distribute the stock of FE Nuclear as a dividend to its parent, Ohio Edison, such that FE Nuclear will become, momentarily, a direct wholly-owned subsidiary of Ohio Edison. It is stated that, if the transactions described in the previous paragraph had occurred on March 31, 2005, Penn Power's cost basis for the stock of FE Nuclear would have been equal to the net book value of the transferred interests in the Beaver Valley and Perry units and associated assets (approximately $542 million), less the PCRBs ($64 million) and agreed upon value of other liabilities assumed by FE Nuclear (approximately $401 million), and the distribution of the stock of FE Nuclear to Ohio Edison would have resulted in a charge to Penn Power's retained earnings of $77 million.

          Transfer of Nuclear Plants by Ohio Edison. Pursuant to the terms of a Capital Contribution Agreement ("Ohio Edison Contribution Agreement"), Ohio Edison will contribute its undivided interests in the two Beaver Valley units and Beaver Valley common facilities and the common stock of OES Nuclear Incorporated ("OES Nuclear"), a wholly-owned non-utility subsidiary of Ohio Edison, which holds an undivided interest in Perry Unit 1, together with associated decommissioning funds and its interests in other assets, inventories, fuel, spare parts, equipment, supplies and contract rights relating to the transferred units, to FE Nuclear as an additional capital contribution to FE Nuclear. In connection with such transfer, FE Nuclear will initially also assume Ohio Edison's obligations in respect of $116 million aggregate principal amount of PCRBs and certain other liabilities associated with the transferred units. An additional $295 million of Ohio Edison's PCRBs are expected to be assumed by FE Nuclear after the distribution described in the next paragraph. The parties to the Ohio Edison Contribution Agreement have agreed that the value of the contributed assets will be the net book value thereof as of the end of the fiscal quarter immediately preceding the closing.


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


     Following the transfer to FE Nuclear, it is anticipated that OES
Nuclear will be merged with and into FE Nuclear, and Ohio Edison will distribute the stock of FE Nuclear as a dividend to its parent, FirstEnergy, such that FE Nuclear will become a direct wholly-owned subsidiary of FirstEnergy.

     It is stated that, if the transactions described above had occurred on March 31, 2005, Ohio Edison's cost basis for the stock of FE Nuclear would have been equal to the net book value of the transferred interests in the Beaver Valley and Perry units and associated assets (approximately $712 million), less the initial PCRBs to be assumed ($116 million) and the agreed upon value of other liabilities assumed by FE Nuclear (approximately $596 million), resulting in no charge to Ohio Edison's retained earnings.

          Sale of Nuclear Plants by Cleveland Electric and Toledo Edison. Cleveland Electric and Toledo Edison have each entered into a Nuclear Purchase and Sale Agreement with FE Nuclear ("Nuclear PSA"), under which FE Nuclear has agreed to purchase Cleveland Electric's and Toledo Edison's respective undivided ownership interests in Beaver Valley Unit 2, Perry Unit 1 and Davis-Besse for a purchase price equal to the net book value thereof, determined as of the end of the fiscal quarter immediately preceding the closing, together with the respective interests of Cleveland Electric and Toledo Edison in nuclear decommissioning trust funds associated with those plants and their respective right, title and interest in and to all contracts, fuel, spare parts, inventories, equipment, supplies and other assets associated with each transferred unit, less the amount of obligations of Cleveland Electric and Toledo Edison under PCRBs associated with the transferred units ($367 million and $284 million, respectively, at March 31, 2005), and the agreed upon value of certain other liabilities associated with the transferred units.

     At closing, FE Nuclear will pay the purchase price by delivering to Cleveland Electric and Toledo Edison FE Nuclear Notes secured by a lien on the transferred assets. Each FE Nuclear Note will bear interest at a rate per annum based on the average weighted cost of long-term debt of Cleveland Electric and Toledo Edison, as the case may be, will mature 20 years after the date of issuance, and will be prepayable at any time, in whole or in part, at the option of FE Nuclear, without penalty.

     It is stated that, if the transactions described above had been consummated at March 31, 2005, the principal amounts of the FE Nuclear Notes delivered to Cleveland Electric and Toledo Edison would have been approximately $469 million and $307 million, respectively.

2.   Repurchases of Common Stock of Cleveland Electric, Toledo Edison and Penn
     -------------------------------------------------------------------------
Power.
-----

     FirstEnergy states that, in connection with the transfer of the nuclear plants to FE Nuclear, FirstEnergy will make a cash capital contribution to FE Nuclear of up to $700 million. FE Nuclear will use the proceeds of this investment at or subsequent to closing to prepay a like amount of the FE Nuclear Notes delivered at closing to Penn Power, Cleveland Electric and Toledo Edison. In turn, Penn Power, Cleveland Electric and Toledo Edison will apply the proceeds of such prepayment of the FE Nuclear Notes to repay outstanding borrowings under the FirstEnergy System Utility Money Pool. To the extent that there are any remaining prepayment proceeds, the Applicants request


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


authorization for Cleveland Electric and Toledo Edison to repurchase shares of their common stock that are held by FirstEnergy and Penn Power requests authorization to repurchase shares of its common stock that are held by Ohio Edison. It is stated that the purpose of these transactions is to adjust (i.e., reduce) the equity and debt capitalization of Cleveland Electric, Toledo Edison and Penn Power to mirror their smaller asset base after the transfer of their undivided interests in the nuclear plants to FE Nuclear.

3.   Financing by FE Nuclear.
     -----------------------

     External Debt Financing by FE Nuclear. FE Nuclear is requesting authorization to issue and sell to unaffiliated lenders, from time to time during the period through the Authorization Period, long-term debt securities having maturities of up to 50 years ("Long-term Debt") and short-term debt securities having maturities of less than one year ("Short-term Debt") in an aggregate amount at any time outstanding not to exceed $2.5 billion (the "FE Nuclear Debt Limit"). The following general terms will be applicable where appropriate to Long-term Debt and Short-term Debt of FE Nuclear:

          (a) Effective Cost of Money. The effective cost of capital (i.e., the aggregate of all payments, including interest, dividend distributions and other periodic payments) in respect of Long-term Debt and Short-term Debt of FE Nuclear will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that, in no event will the effective cost of capital (i) on Long-term Debt exceed at the time of issuance 500 basis points over the yield to maturity of comparable-term U.S. Treasury securities if the interest rate on such Long-term Debt securities is a fixed rate or, if the rate on such Long-term Debt securities is a floating rate, 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of less than one year; and (ii) on Short-term Debt exceed at the time of issuance, (A) in the case of commercial paper or any other short-term borrowing that is not tied to a reference rate, 300 basis points over LIBOR, and (B) in the case of any short-term borrowing that is tied to a reference rate, either (1) 300 basis points over LIBOR, (2) 50 basis points over the prime rate, as announced from time to time by CitiBank, or any successor thereto, or (3) 100 basis points over the Federal Funds Rate, whichever reference rate is applicable.

          (b) Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of any security (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

          (c) Use of Proceeds. The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including financing, in part, of the capital expenditures of FE Nuclear, financing of working capital requirements of FE Nuclear, the acquisition, retirement or redemption of securities (including PCRB obligations) previously issued by or on behalf FE Nuclear, and other lawful purposes.


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


          (d) Common Equity Ratio. FE Nuclear commits that it will maintain common equity as a percentage of consolidated capitalization (common stock equity, long-term debt and short-term debt, including current maturities of long-term debt) at 30% or higher.

          (e) Ratings Event. With respect to the securities issuance for which authorization is requested: (a) within four business days after the occurrence of a Ratings Event,/2/ Applicants will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation), and (b) within 30 days after the occurrence of a Ratings Event, Applicants will submit a post-effective amendment to their Application/Declaration explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for FE Nuclear to issue the securities for which authorization has been requested, so long as FE Nuclear continues to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in their Application/Declaration). Furthermore, except in accordance with a further order of the Commission, no such securities will be issued following the 60th day after a Ratings Event (other than Short-term Debt) if the downgraded rating(s) has or have not been upgraded to investment grade. Applicants request that the Commission reserve jurisdiction, through the remainder of the Authorization Period, over the issuance of any securities (other than Short-term Debt) that FE Nuclear is prohibited from issuing as a result of the occurrence of a Ratings Event if no revised rating reflecting an investment grade rating has been issued.

     Description of Specific Types of External Debt Securities of FE Nuclear.
     ------------------------------------------------------------------------

          Long-term Debt. Each series of Long-term Debt would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as FE Nuclear may determine at the time of issuance. Any Long-term Debt (a) may be secured or unsecured, (b) may be senior or subordinated, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, (g) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (h) may be called from existing investors by a third party, and (i) may be entitled to the benefit of affirmative or negative financial or other covenants.

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2    A "Ratings Event" will be deemed to have occurred if, during the
Authorization Period, (i) any security issued by FE Nuclear upon original issuance, if rated, is rated below investment grade, or (ii) any outstanding security of FirstEnergy or FE Nuclear that is rated is downgraded below investment grade. For purposes of this provision, a security will be deemed "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of rule 15c3-1 of the Securities Exchange Act of 1934, as amended).


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


     Long-term Debt may also be in the form of agreements between FE Nuclear and one or more industrial development authorities ("IDAs") pursuant to which an IDA agrees to issue PCRBs for the purpose of financing or refinancing pollution control revenue facilities relating to FE Nuclear's nuclear power plants. Under the terms of any such agreement, payments to the issuing IDA would be designed to match payments of principal of and interest on the PCRBs to which such agreement relates.

     As security for FE Nuclear's obligations under any agreement relating to any series of PCRBs, FE Nuclear requests authority to (1) issue its promissory note or notes to evidence the loan to FE Nuclear of the proceeds of the PCRBs by the issuing IDA, (2) acquire and deliver a letter of credit ("LOC") guaranteeing payment of the PCRBs and enter into reimbursement agreements with respect to any such LOC, (3) acquire insurance policies guaranteeing payment of the PCRBs, and/or (4) pledge its first mortgage bonds as collateral for its obligations to the issuing IDA, any trustee, LOC bank or PCRB insurer. To avoid double counting, FE Nuclear proposes that the amount of any note or notes issued by FE Nuclear to evidence the loan to FE Nuclear of the proceeds of any PCRBs or first mortgage bonds issued by FE Nuclear as collateral security for PCRB obligations not count against the FE Nuclear Debt Limit.

          Short-term Debt. Short-term Debt of FE Nuclear may be in the form of commercial paper, promissory notes and/or other forms of unsecured short-term indebtedness. FE Nuclear may establish from time to time new committed bank lines of credit, provided that only the principal amount of any borrowings outstanding thereunder will be counted against the proposed FE Nuclear Debt Limit. Credit lines may be set up for use by FE Nuclear for general corporate purposes in addition to credit lines to support commercial paper as described in this subsection. FE Nuclear will borrow and repay under such lines of credit, from time to time, as it is deemed appropriate or necessary. FE Nuclear may also engage in other types of short-term financing, including borrowings under uncommitted lines, generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

          Commercial paper would be sold in established domestic or European commercial paper markets from time to time. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from FE Nuclear will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     Intrasystem Financing Transactions.FE Nuclear further requests authorization to make direct long-term and short-term borrowings from FirstEnergy ("Direct Borrowings"). All such Direct Borrowings would be evidenced by FE Nuclear's promissory notes and would be prepayable at any time without premium or penalty at FE Nuclear's option. The aggregate principal amount of Direct Borrowings by FE Nuclear at any time outstanding will be counted against the FE Nuclear Debt Limit. The interest rate and maturity of any Direct Borrowings will be designed to parallel the terms (i.e, effective cost of funds


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


and maturity) of similar debt securities issued by FirstEnergy, as authorized by the Commission in a separate proceeding.

     In addition, FE Nuclear requests authorization to become a participant in and to make borrowings under the FirstEnergy System Non-Utility Money Pool Agreement ("Non-Utility Money Pool") subject to terms and conditions previously approved by the Commission./3/ FE Nuclear requests authorization to borrow up to $1 billion at any time outstanding under the Non-Utility Money Pool. Borrowings by FE Nuclear under the Non-Utility Money Pool would also be counted against the proposed FE Nuclear Debt Limit.

     It is stated that the fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of the Application/Declaration are not expected to exceed $35,000. It is further stated that the transfer of the Utility Subsidiaries' interests in the nuclear power plants to FE Nuclear is subject to approval by the Federal Energy Regulatory Commission and the Nuclear Regulatory Commission, and, in addition, that Penn Power requires approval from the Pennsylvania Public Utility Commission for the proposed transactions under Pennsylvania's affiliated interest statute. The Applicants state that no other state or federal commission or agency, other than this Commission, has jurisdiction over the transactions for which authorization is being sought.

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3    It is stated that, although FE Nuclear will be an "electric utility company" for purposes of the Act, it will not be a state-regulated utility and therefore will be considered to be on the non-regulated side of FirstEnergy's business.


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